UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                            China NetTV Holdings Inc.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-26217
                                    ---------
                              (Commission File No.)


              Nevada                                  980203170
              ------                                -------------
      (State of Incorporation)                (IRS Employer Identification No.)


        Suite 830, 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 689-4407
                                ----------------
                         (Registrant's telephone number)


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                            China NetTV Holdings Inc.

        NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
      IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.


GENERAL
-------

This Information Statement is being mailed on or about July 25, 2003 to the holders of record as of July 24, 2003, of common stock (the "common stock"), of China NetTV Holdings, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors to the Board of Directors of the Company (the "Designee").

Mark Hung has resigned as Director effective July 1, 2003. Ernest Cheung has resigned from the Board of Directors effective ten days after this Notice to Shareholders is mailed. Maurice Tsakok will continue as Director. Ronald Xiuru Xie has been appointed to the Board effective July 5, 2003. Zhi Wang, Jie Yang and Anthony Garson have been appointed to the Board effective 10 days after this Notice to Shareholders is mailed, in compliance with Section 14f of the Securities Exchange Act of 1934.

Ronald Xiuru Xie has become President of the Company since July 5, 2003. Ernest Cheung has resigned as President and Treasurer effective July 4, 2003. Maurice Tsakok will continue to act as Secretary of the Company.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
-----------------------------------------------------------------

On July 4, 2003, the Company entered into an Acquisition Agreement with all the shareholders of Honglu Investment Holdings, Inc. ("Honglu Shareholders") to acquire 100% of the shares of Honglu Investment Holdings, Inc. (the "Honglu"). Such shares have been cancelled and new shares have been issued to the Company. Upon tender of 100% shares of Honglu, the Company has issued a total of 97,700,000 shares in exchange for the shares of Honglu and 6,839,000 shares in payment of legal fees.

When completed, Honglu, a Chinese mining company, will be a wholly owned subsidiary of the Company. The transaction is expected to be closed by August 30, 2003.


                              ACQUISITION OF HONGLU
                    A COMPANY WITH MINING PROPERTIES IN CHINA

The Company has signed an Acquisition Agreement to acquire 100% shares of Honglu Investment Holdings, Inc., a Chinese mining company ("Honglu"). The Company will issue 97,700,000 shares in exchange for all the outstanding shares of Honglu. Honglu has 230 employees including 20 geologists.

Honglu's major asset is a 65% interest in Danlu Resource Development Co. Ltd. ("Danlu"). The remaining 35% interest in Danlu is controlled by two entities:
The Geological Mines Office of the Tibet Autonomous Region (30%) and the Beijing Headman Mining Evaluation Firm (5%). Through Danlu, a subsidiary 65% owned by Honglu, Honglu controls a significant portfolio of 21 mineral properties with mining and/or prospecting permits and licenses in Tibet and retains the rights to conduct exploration on and to develop these properties. Honglu in addition, directly controls 3 other mineral properties with the permits and/or licenses. These minerals prospects represent a broad array of potential minerals including: gold, silver, platinum, copper, iron, lead, zinc, molybdenum, tin, tantalum, titanium and the rare earths, niobium and osmium. Other minerals could include corundum, borax, and salt and high quality green granite. Building materials also include gravel and marble.

Several of the 24 properties are at an advanced exploration stage or have completed pre-feasibility studies. Some of the properties under immediate review by the Company are as follows:

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1. The Jiama mining claims in Mozhugongka County is comprised of 1.31 square km.
Based on testing, the property contains copper, lead, zinc, gold and silver. Danlu has acquired the mining license for the property.

2. The Gegongnong mining claims in Gongjue County covers a land area of 37.4 square km and have been found to contain gold/copper porphyry indications.

3. The Nianguchu mining claims in Naidang County covers an area of 1.12 square km. The prospect contains a gold and silver indications. The Company is investigating the metal grade content and size of this deposit.

4. The Gaerqiong Property in Geji County cover an area of 8 square km. Govern-ment surveys have shown copper and gold indications. Much of the property remains unexplored.

The company plans to investigate these properties with a view to determine production feasibility.

Honglu is undertaking a drilling program in Gaerqiong Property, Geji County in Tibet. It plans to drill 5 holes with the main objective of delineating a potential copper/gold deposit.

As of May 31, 2003, Honglu reported a cash position of US $5 million, net working capital of US$ 666,000 and net income of US$ 750,000 which was earned by a metal producing company 51% owned by Honglu. Total assets of Honglu amounts to US $13 million but did not include the value for the mining assets and mining licenses. The accounts are recorded in Renminbi (Rmb) and converted into US$ at the rate of 8 Rmb per US$ based on China GAAP. The audit will be under way in respect of Honglu's financial statements for the last two years in order to convert those financial statements to US GAAP as required by the SEC.

Messrs Jie Yang, Ronald Xiuru Xie, Zhi Wang and Anthony Garson have been appoint -ed to the Board of Directors of the Company as a result of the acquisition. Mr. Maurice Tsakok continues as a Director. The Board has appointed Mr. Zhi Wang as Chairman and Mr. Anthony Garson as Vice-Chairman. Furthermore, the Board has appointed Mr. Ronald Xie as President. Ernest Cheung has resigned as President and Treasurer Ernest Cheung and Marc Hung have resigned as directors.

The Company intends to develop mineral deposits in Tibet and other areas of the China recognizing that China's recent economic growth rate has placed an increasing demand on the need for domestic production of metals. Currently, China places fourth in the world wide production of copper but substantially falls short of its domestic requirements. The development of partially developed base and precious metal deposit in South Western China is seen as an opportunity to aid the PRC in meeting its domestic requirements.

All amounts in US$ are converted into from Chinese Renminbi (RMB) at the rate of 8 RMB per US$.

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

No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------


VOTING SECURITIES OF THE COMPANY:
--------------------------------

On July 4, 2003, there were 37,446,200 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
--------------------------------------------------------------

The sole class of equity securities of the Company issued and outstanding is the common stock.

The following table sets forth, as of July 24, 2003, certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

 (i) each Director, nominee and executive officer of the Company:

Name and Address of             Amount and nature of        Post Transaction*
Beneficial Owner                Beneficial Ownership (1)    % of Class
-------------------------------------------------------------------------------
Ronald Xiuru Xie                0                           0
-------------------------------------------------------------------------------
Jie Yang                        5,483,465                   3.86%
-------------------------------------------------------------------------------
Zhi Wang                        18,782,930                  13.23%
-------------------------------------------------------------------------------
Anthony Garson                  0                           0
-------------------------------------------------------------------------------
Maurice Tsakok                  15,105,500 (1)              10.63%
-------------------------------------------------------------------------------
Ernest Cheung                   15,501,000 (1)              10.91%
-------------------------------------------------------------------------------
Marc Hung                       0                           0
-------------------------------------------------------------------------------

(1) Includes 15,000,000 Shares owned indirectly through Richco Investors Inc. of which Mr. Tsakok and Mr. Cheung are directors and principals.

All of the above disclaim any beneficial ownership in shares of the Company owned by other family members.

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

(ii) each person who owns beneficially more than 5% of the common stock:

Zhi Wang
#116,2205 Bridgepoint                 18,782,930          13.23%
Parkway,San Mateo
CA 94404, USA
-------------------------------------------------------------------------------
Richco Investors Inc.
830-789 West Pender St.               15,000,000          10.56%
Vancouver, BC
Canada V8C 1H2
-------------------------------------------------------------------------------
Jing GUO                              14,056,535          9.9%
167, Deneidajie, Xicheng District
Beijing, PR China
-------------------------------------------------------------------------------
Yan Guang DU                          14,056,535          9.9%
10-1-2 Hufanglu, Xuanwu District
Beijing, PR China
-------------------------------------------------------------------------------
Man ZHANG                             14,056,535          9.9%
No. 202, Building 5, Danguiyuan
Vanke City Garden, Shunyi District
Beijing, PR China
-------------------------------------------------------------------------------
Feng Yi GAO                           14,056,535          9.9%
94-2-3-7 Wenmiaoqianjie
Qingyang District, Chendu
Sichuan, China

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(iii)     all Directors, nominees and executive officers as a group:

-------------------------------------------------------------------------------
All Current Officers and               15,606,500        10.98%
Directors as a Group
-------------------------------------------------------------------------------
Officers & Directors as a              24,371,386        17.16%
Group, including new appointees
and excluding resigning
directors
-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding                            141,985,200       100%
-------------------------------------------------------------------------------


Notes to the table:

Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended August 31, 2002, the Board of Directors held one formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.


Zhi Wang, age 46, Chairman elected. Finished diploma in business administration at China Radio & Television University ("CRTVU"), Beijing in 1984 and pursued further studies in business administration in Australia under exchange program in 1988. From 2001 to present, he has been Chairman and President of Honglu Investment Holdings, Inc., Tianyubofeng Science & Technology, Inc., a Chinese company in aluminum and carbon anode producing business, and Standard Hotel Management, Co. He is President and General Manager, Ziyuewentao Enterprises Inc., 1997 to present; General Manager, Tianjin Zangtong Trading Co., 1993; Managing Director of Hong Kong Zangtong Trading Co., 1990; CEO of Tibet Autonomous Region Economic & Trade Bureau, Beijing Office, 1987; Member, Tourism and Foreign Trade Department of the Leading Team on Tibetan Economy, the State Council of China, 1984.

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

Ronald Xiuru Xie, age 41, President and Director. He graduated from Beijing University of International Business & Economics, Beijing, China, with a Bachelor of Economics (1984) and Master of Law (1986), and LL.B. (1992) from Faculty of Law, Queen's University, Ontario, Canada. He has been a Founding Partner of Allied Law Office, Beijing, China (1998 to present); Senior Partner, Great Wall Law Firm, Beijing, China (1995 to 1998); legal counsel, Department of Treaties & Law, Ministry of Foreign Economic Relations & Trade of China (1986-89); Member, Governmental Expert for the preparation of International Conventions on International Financial Leasing and International Factoring (1987-88). He has been a member of the Chinese Bar since 1988 and was admitted to the Bar of Ontario, Canada in 1993. He has been President and director of Drucker, Inc. since June 2003, and a director of Honglu Investment Holdings, Inc. since May, 2003. He will approximately devote 25% of his time to the operation of the Company.

Jie Yang, age 40, director. He graduated from Beijing University of Internation -al Business & Economics, Beijing, China in 1984 and obtained a Bachelor of Economics. He has been director and Vice President of Honglu Investment Hold-ings, Inc. since 2001; President of Sundecin Enterprises Inc. (1997-2001); General Manager, Jinxing Trading Co., 1988-97; Assistant Customs Supervisor, Beijing Customs Administration, 1984-87.

Anthony Garson, age 60. For the past 30 years, Mr. Garson has been extensively involved in the brokerage industry having served as Equity Analyst, Equities Investment Division of Bank of Nova Scotia, Toronto (1975-80); Vice President and Senior Mining Analyst for Canadian Operations of Dean Witter Reynolds (Canada) Ltd. (1981-85); Senior Mining Analyst at Haywood Securities, Vancouver BC (1986); VP and Senior Mining Analyst at Continental Securities (1987) and Vice-President and Senior Mining Analyst of Canaccord Capital (1993); London, England, Mr.Garson was a principal and founding partner of Union Capital Markets (U.K.) Ltd., Licensed under the Securities and Futures Authority of London, England (1993-95); Chairman and director of Pacific Minerals, Vancouver, B.C. (1995-97) He was licensed to trade securities in the United Kingdom, Ontario and British Columbia, and has also served as a director and officer of Global Pacific Minerals, Anthian Resources Corp. He has been President and Director of International Arimex Resources Inc. and Director of Grayd Resources Corporation since 2003, Partner of Mining Capital Corporation from 2002 , President and Director of Disfactories Corporation from 1999 and also Lecturer of Centenial College from 1999.

Maurice Tsakok, age 51, Director since May 2000, was employed, from 1976 to 1994, by Bank of Montreal as Systems Analyst, from 1994 to 1996, by Sagit Mutual Funds, a mutual fund company who as a Vice-President was responsible for computer operations and research on global technology companies. From 1997 to present, he acted as a consultant on the high-tech industry and provides technical analysis on high-tech companies. He holds a Mechanical Engineering degree (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems (MIS) (1976 Hofstra University). From 1997 to date he has been a principal director in Gemsco Management, Ltd. He is currently a Director of Xin Net Corp. and is a director of Richco Investors Inc. since 1995.

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FAMILY RELATIONSHIPS.  None.
--------------------


STANDING AUDIT COMMITTEE.  None.
------------------------


NOMINATION COMMITTEE.  None.
--------------------


COMPENSATION COMMITTEE.  None.
----------------------


EXECUTIVE COMPENSATION
----------------------

(1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has made no cash compensation to its executives in the past but may pay cash compensation to its executives in the future.

The Company has made no Long Term Compensation payout.

(2) Stock Option Plan

The Company's directors prior to the acquisition had approved a stock option plan for the sale of 5,000,000 shares of the Company's common stocks at $ 0.40 per share. The Stock Option Plan will expire in May 2005 or the directors have retained the right to cancel that plan at any time before May 2005 and can make awards to the officers and directors, employees and others as designated by the directors. On the date of the transaction, there were 5,000,000 stock options outstanding.


LEGAL PROCEEDINGS:
-----------------

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
------------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

        None.

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OTHER INFORMATION:
-----------------

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  July 25, 2003

                                 By Order of the Board of Directors
                                 Chine NetTV Holdings Inc.


                                 By: /s/ Ronald Xie
                                     --------------------------------
                                      Ronald Xie, President





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